UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K
☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: September 30, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NOVA LIFESTYLE, INC.

Full Name of Registrant

N/A
Former Name if Applicable

6565 E. Washington Blvd.,
Address of Principal Executive Office (Street and Number)

Commerce, CA 90040
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nova Lifestyle, Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2020 (the “Quarterly Report”) in a timely manner because Malaysia government extended Movement Control Order measures to contain the COVID-19 until December 31, 2020. Due to the impact of COVID-19 to its subsidiary in Malaysia, the Company required additional time to prepare Nova Malaysia’s accounts and related supporting documentation, which challenges could not be eliminated by the Company without unreasonable effort and expense. The Company anticipates filing the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tawny Lam	323	888-9999
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nova Lifestyle, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2020	By:	/s/ Thanh H. Lam
Thanh H. Lam
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Changes in Results of Operations

We anticipate reporting the following significant changes in the results of operations from the same period of the last fiscal year:

Net Sales

Net sales from continuing operations for the three months ended September 30, 2020 were $3.32 million, a decrease of 57% from $7.69 million in the same period of 2019. This decrease in net sales resulted primarily from a 4.17% decrease in sales volume, simultaneously with a 54.43% decrease in average selling price. Our revenue has been adversely impacted by three factors: (a) the Covid-19 pandemic and its impact on worldwide demand, (b) our decision to move away from low margin products and to eliminate customers generating low margin sales and customers that have slow payment histories, and (c) the increased trade tariffs imposed by the United States on products manufactured in China.

Cost of Sales

Cost of sales from continuing operations consists primarily of costs of finished goods purchased from third-party manufacturers. Total cost of sales from continuing operations increased by 62% to $9.91 million in the three months ended September 30, 2020, compared to $6.13 million in the same period of 2019. Cost of sales as a percentage of sales increased to 299% in the three months ended September 30, 2020, compared to 80% in 2019. The increase of cost of sales, and cost of sales stated as a percentage of sales, is a result of two related factors: (a) our write down of $7.77 million of our slow-moving inventory, primarily Jade mats in Malaysia, to the lower of cost and net realizable value in the third quarter of 2020; and (b) a change in the mix of our products sold as a result of our suspension of operations in Malaysia. Due to the Malaysia government’s shut down orders that were issued in response to the Covid-19 pandemic, our Malaysian operations have been severely curtailed.

Gross (Loss) Profit

Gross profit from continuing operations decreased by 521% to loss of $6.59 million in the three months ended September 30, 2020, compared to gross profit of $1.56 million in 2019. Our gross profit margin decreased to negative 199% in the three months ended September 30, 2020, compared to a positive gross profit margin of 20% in the same period of 2019. The decrease in gross profit margin is a result of our write down of $7.77 million of our slow-moving inventory, primarily Jade mats in Malaysia, in the third quarter of 2020.

Operating Expenses

Operating expenses from continuing operations consisted of selling, general and administrative expenses. Operating expenses were $1.65 million in the three months ended September 30, 2020, compared to $1.84 million in the same period of 2019. Selling expenses increased by 37%, or $0.14 million, to $0.52 million in the three months ended September 30, 2020, from $0.38 million in the same period of 2019, primarily due to increased shipping and handling costs. On the other hand, general and administrative expenses decreased by 22%, or $0.33 million, to $1.13 million in the three months ended September 30, 2020, from $1.46 million in the same period of 2019, primarily due to a decrease in legal and professional expenses of $0.14 million. In response to COVID, our U.S. landlord offered a temporary reduction of $25,000 a month for our monthly rental from April 2020.

Other Expenses, Net

Other expenses, net, from continuing operations was $52,315 in the three months ended September 30, 2020, compared with other expenses, net, of $37,936 in the same period of 2019, representing an increase in other expenses of $14,379. The increase in other expenses were due primarily to increase in financial expenses of $12,897 to $51,064 for the three months ended September 30, 2020, from $38,167 in the same period of 2019.